SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.4)*

RiT Technologies, Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.8 par value per share

(Title of Class of Securities)

M8215Q 110

 (CUSIP Number)

Boris Vitalievich Granovskiy Chief Executive Officer STINS COMAN Incorporated 126 Pervomayskaya Street Moscow 105203 Russia Tel: +7 495 231-30-60

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. M8215Q 110
1.	Names of Reporting Persons. Stins Coman Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,885,945
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,885,945
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,885,945
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 73.9%
14.	Type of Reporting Person (See Instructions) CO

Schedule 13D

CUSIP No. M8215Q 110
1.	Names of Reporting Persons. Sergey Nikolayevich Anisimov
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,897,445
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,897,445
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,897,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 74.16%
14.	Type of Reporting Person (See Instructions) IN

Schedule 13D

CUSIP No. M8215Q 110
1.	Names of Reporting Persons. Boris Vitalievich Granovskiy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,885,945
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,885,945
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,885,945
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 73.9%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. M8215Q 110

This Amendment No. 4 amends and supplements the Statement (as amended from time to time, the "Statement") on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.8 each (the "Ordinary Shares"), of RiT Technologies Ltd. (the "Issuer"), previously filed with the Securities and Exchange Commission ("SEC") by Stins Coman Incorporated, Sergey Nikolayevich Anisimov and Boris Vitalievich Granovskiy (together, the "Reporting Persons"), the last amendment of which was filed with the SEC on  June 24, 2010.

Unless otherwise defined in this Amendment No. 4, capitalized terms have the meanings given to them in the Statement.

The following amends and supplements Items 3, 5, 6 and 7 of the Statement.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby supplemented as follows:

The acquisition of Ordinary Shares reported in this Amendment No. 4 was funded, for the major part, with the proceeds of an outstanding loan amount of $1,520,969, granted to the Issuer by Stins Coman Incorporated, and converted to equity of the issuer (i.e.  687,128 Ordinary Shares issued to Stins Coman). See Items 5 and 6.

A minority additional 11,500 Ordinary Shares reported herein were purchased in the open market during August- September, 2010, by an Israeli private company named “Quartz (Israel) Commerce and Investments Ltd.” (“Quartz Ltd.”), with which Mr. Sergey Anisimv (one of the Reporting Persons), may be affiliated due to his wife (Ms. Henrieta Ansimov), being a director and manager of Quartz Ltd. Accordingly, these minority additional 11,500 Ordinary Shares, were aggregated solely to Mr. Anisimov’s beneficial holdings reported herein. The total consideration paid for said 11,500 shares was approximately $16,500 (estimate computation based on changing market prices per share).

Item 5.                      Interest in Securities of the Issuer

The Issuer has advised the Reporting Persons that there were 3,907,041 Ordinary Shares outstanding as of September 30, 2010. The percentages of Ordinary Shares outstanding set forth in this Statement are based on this number.

(a), (b)  As of September 30, 2010:

     Stins Coman is the beneficial owner of, and may be deemed to share the power to vote and dispose of, 2,885,945 Ordinary Shares, constituting approximately 73.9% of the outstanding Ordinary Shares of the Issuer.

         Mr. Anisimov and Mr. Granovskiy may be deemed the beneficial owners of, and to share the power to vote and dispose of the 2,885,945 Ordinary Shares held by Stins Coman. Mr. Granovskiy disclaims beneficial ownership of all of the Ordinary Shares reported in this Statement.

In addition, as noted in Item 3 above, Mr. Anisimov may be deemed the beneficial owner of, and to share the power to vote and dispose of the 11,500 Ordinary Shares held by Quartz Ltd. (an Israeli private company).

         Except with respect to Mr. Anisimov and Mr. Granovskiy, the Reporting Persons are not aware of any executive officer or director named in Schedule A to the Statement, beneficially owning any Ordinary Shares.

(c) None of the Reporting Persons or, to the Reporting Persons' knowledge, any of the executive officers and directors named in Schedule A to the Statement, purchased or sold any Ordinary Shares in the past sixty days, except as set forth below:

            Stins Coman made the following purchases of Ordinary Shares:

Date	Amount of Ordinary Shares	Average Price Per Share	Type of Transaction

September 30, 2010	687,128	$2.214	Private placement*

* See Item 6

           Quartz Ltd. (See Item 3), made the following purchases of Ordinary Shares:

Date	Amount of Ordinary Shares	Average Price Per Share	Type of Transaction

August/September 2010	11,500	~ 1.35$- 1.50$	Open Market

Item 6.                      Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby supplemented as follows:

In September 2010, STINS COMAN notified the Company about its election to convert an outstanding loan amount of $1,520,969 (principal and interest accrued until September 30, 2010) in accordance with the Convertible Loan Agreement, entered between the Parties on June 11, 2009 (See Exhibit 2 hereinafter). On September 13, 2010, the Issuer and Stins Coman entered into a Securities Purchase Agreement (the "SPA"), whereby, in consideration of the conversion of such outstanding loan amount, the Issuer would issue 687,128 ordinary shares to STINS COMAN, reflecting an average conversion price of $2.214 per share. The issuance of such shares was completed on September 30, 2010.

The foregoing description of the  SPA is only a summary and is qualified by reference to the full text of the  SPA, which is incorporated by reference as exhibit to this Amendment No. 4.

Item 7.                      Materials To Be Filed As Exhibits

Item 7 of the Statement is hereby supplemented as follows:

         Schedule A     Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Stins Coman (1)

         Exhibit 1          Joint Filing Agreement Dated July 29, 2008 (2)
         Exhibit 2          Convertible Loan Agreement dated June 11, 2009 and Annex thereto (3)
         Exhibit 3          Securities Purchase Agreement dated September 13, 2010

(1) Filed as Schedule A to the Reporting Persons' Schedule 13D/A filed with the SEC on August 4, 2008, and incorporated herein by reference.

(2) Filed as Exhibit 99 to the Reporting Persons' Schedule 13D/A filed with the SEC on August 4, 2008, and incorporated herein by reference.

(3) Filed as Annex B to the Issuer's Notice and Proxy Statement filed with the SEC on August 11, 2009, as Exhibit 99.3 to the Issuer's Report on Form 6-K, and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. M8215Q 110

 SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October  12, 2010

STINS COMAN INCORPORATED

By:	/s/ Boris Vitalievich Granovskiy
Name: Boris Vitalievich Granovskiy
Title: Chief Executive Officer, Director

By:	/s/ Sergey Nikolayevich Anisimov
Name: Sergey Nikolayevich Anisimov

By:	/s/ Boris Vitalievich Granovskiy
Name: Boris Vitalievich Granovskiy